SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release
September 26, 2005 at 11.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso is purchasing land in Brazil and Uruguay

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has started to purchase land in the southern part of Brazil (state of Rio Grande do Sul) and in Uruguay with the intention of establishing fast-growing plantations. Stora Enso intends to plant eucalyptus and pine in the areas starting next year. The plantations will serve as a competitive fibre supply for Stora Enso’s future pulp and paper production in these countries.

Stora Enso plans to establish a total base of around 100 000 hectares of plantations in each country. This includes also acquiring already existing plantations, especially in Uruguay. The target for 2005 is to complete the purchase of around 50 000 ha of land in each country. Stora Enso estimates to spend up to USD 100 million during 2005 for acquisition of land and initial investments in nursery and infrastructure. The selected regions offer excellent conditions for plantations and have good infrastructure.

“We are now taking another important step in Latin America. These purchases are in line with our emerging markets strategy. This will be our second-largest investment in South America after the successful completion of Veracel Pulp Mill in the state of Bahia in Brazil, a joint venture with the leading local pulp producer Aracruz Celulose S.A.,” comments Jukka Härmälä, CEO Stora Enso, in press conference at Porto Alegre in the Brazilian state of Rio Grande do Sul.

The land in both Brazil and Uruguay is being purchased from private landowners who have used it mainly for cattle grazing and partly for growing crops. In establishing the plantations, Stora Enso will follow its principles for sustainable plantations by adopting the best environmental and social management practices, and expects a positive economic impact in the region. An important part of these management practices is to engage and have an open dialogue with the local stakeholders in the sustainability work. The intention is to certify the plantations in Brazil with both CERFLOR and FSC forest certifications, and in Uruguay with FSC.

“Stora Enso aims to encourage local landowners to establish their own plantations as an opportunity to have an alternative use of their land. We estimate to have about 20% of our future needs supplied by local landowners,” comments Nils Grafström, President, Stora Enso Latin America.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and about 16.4 million tonnes of paper and board annual production capacity and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

For further details, please contact:

Nils Grafström, Executive Vice President and President, Stora Enso Latin America, tel.

+55 11 3065 5200

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

Previous press releases concerning Stora Enso’s activities in South America:

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

CERFLOR = Sictema Brasileiro de Certificação Florestal – A Brazilian forest certification system which is a member of PEFC (Programme for the Endorsement of Forest Certification Schemes)

FSC = Forest Stewardship Council

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel